Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

	2008	2009	2010	2011	2012
Pretax income (loss) from continuing operations (1)	$9,126	$26,102	$54,888	$27,201	$(5,535)
Fixed charges	24,931	24,338	21,079	29,086	27,596
Capitalized Interest	(259)	(162)	(34)	—	—
Distributed income of equity investees	625	621	—	—	—

	$34,423	$50,899	$75,933	$56,287	$22,061

Fixed charges:
Interest expense and amortized deferred financing costs	$17,395	$16,393	$13,592	$21,665	$20,922
Estimated interest expense in operating leases	7,536	7,945	7,487	7,421	6,674
Preference security dividend requirements	—	—	—	—

Total fixed charges	$24,931	$24,338	$21,079	$29,086	$27,596

Ratio of earnings to fixed charges	1.4	2.1	3.6	1.9	0.8

(1)	Before adjustment for noncontrolling interests in consolidated subsidiaries and income (loss) from equity investees.